Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     ENTREE GOLD MANAGEMENT CHANGES

     VANCOUVER, Sept. 22 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") is pleased to announce the addition of Susan McLeod to its executive team as Vice President, Legal. Ms. McLeod has been practicing law in Vancouver, Canada since 1997. She has worked as outside counsel to public companies engaged in international mineral exploration and mining. She has advised clients with respect to corporate finance activities, mergers and acquisitions, corporate governance and continuous disclosure matters, and mining-related commercial agreements.
     Greg Crowe, President & CEO, said, "With the expansion of Entree's business into a number of jurisdictions worldwide, the presence of in-house legal counsel will aid in the timely and cost-effective execution of programs and corporate planning. We have known and worked with Susan since 2003, and are excited to have her join our executive team."
     The Company also announces it has commenced a search for a new Chief
Financial Officer to replace Hamish Malkin, who will be transitioning out of the role for personal reasons. The search is being conducted by a professional search firm, in consultation with Entree's management and board of directors.
     Greg Crowe noted, "We will be sorry to see Hamish go and we wish him the best in his future endeavours. He has contributed significantly during his seven years at Entree and we appreciate his efforts and dedication over this time. Fortunately, it will be business as usual while we carry out our search, since Hamish will continue to serve as Chief Financial Officer until a suitable replacement is identified. Hamish has agreed to assist in any transition issues that may arise after he steps down. Entree has a strong accounting and finance team who will assist to ensure all key financial reporting requirements are met."

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The
Company's flagship Lookout Hill property in Mongolia completely surrounds the
8,500-hectare Oyu Tolgoi project of Ivanhoe Mines. A portion of the Lookout
Hill property is subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC. The joint venture property hosts the Hugo North
Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.
     Under the terms of the joint venture, Entree is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entree's share of products in a month less Entree's share of costs of operations for the month.
     In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico. The primary asset in Nevada is the
Ann Mason property, which contains an inferred mineral resource and considerable potential for additional targets. Entree optioned two contiguous properties to Ann Mason, Blackjack and Roulette, through option agreements with HoneyBadger Exploration Ltd. and Bronco Creek Exploration Inc.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately C$30 million, the Company is well-funded for future activities.
     Rio Tinto and Ivanhoe Mines are major shareholders of Entree, holding approximately 13% and 12% of issued and outstanding shares, respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These include, but are not limited to: the ability of the company to make economic discoveries and advance its projects to development or production, the impact of amendments to the laws of countries in which Entree carries on business; and other statements that are not historical facts. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271554

     /For further information: Monica Hamm - Manager, Investor Relations,
Entree Gold Inc., Tel: 604-687-4777, Fax: 604-687-4770, Toll Free:
866-368-7330, E-mail: mhamm(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 11:59e 22-SEP-10